GUGGENHEIM INVESTOR SERVICES, LLC
An Indirect Wholly Owned Subsidiary of Guggenheim Capital, LLC

(SEC I.D. No. 8-44742)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44742

FACING PAGE
Information Required Pursuant to Section 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   <u>01/01/2021</u>   AND ENDING   <u>12/31/2021</u>
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Guggenheim Investor Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-Dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
330 Madison Avenue
                                            (No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Dina DiLorenzo	**(212) 901-9405**	**Dina.DiLorenzo@guggenheimpartners.com**
(Name)	(Area Code-Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*
  KPMG LLP

                                      (Name – if individual, state last, first, middle name)

200 E. Randolph St.	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dina DiLorenzo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Investors Services, LLC (the Company), as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as ever the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____

Dina DiLorenzo
Managing Executive

Under relief provided by the Securities Exchange Commission, the Company is making this filing without notarization due to difficulties arising from the COVID-19 pandemic.

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

❑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

❑ (d) Statement of cash flows.

❑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

❑ (f) Statement of changes in liabilities subordinated to claims of creditors.

❑ (g) Notes to consolidated financial statements.

❑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

❑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

❑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

❑ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

❑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

❑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

❑ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

❑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

❑ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

❑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

❑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

❑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

❑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

❑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

❑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

❑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

❑ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GUGGENHEIM INVESTOR SERVICES, LLC

December 31, 2021

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Guggenheim Investor Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

Chicago, Illinois
February 18, 2022

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	27,597,629
Other assets		27,330
Total assets	$	27,624,959

Liabilities and Member's Equity

Accrued expenses and other liabilities	$	105,457
Due to related parties		448,900
Total liabilities		554,357
Member's equity		27,070,602
Total liabilities and member's equity	$	27,624,959

The accompanying notes are an integral part of these financial statements.

GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021

1. Organization and Nature of Business

Guggenheim Investor Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Guggenheim Funds Services, LLC (the Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). The Company engages in advisory services for financial structuring transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Cash
The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal or state income tax liabilities in 2021. The results of the Company's operations are included in the federal and state income tax returns of the Parent.

Accounting Standards Codification (ASC) 740-10, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely than-not of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2021. Further, as of December 31, 2021, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021

3. Market Risk

The ongoing COVID-19 pandemic has significantly impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot now be determined. The Company will continue to monitor developments relating to COVID-19 and coordinate its operations response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

4. Related-Party Transactions

In the ordinary course of business, the Company earned fees relating to structuring and arranging securitized transactions, which offer an attractive combination of risk and return to our clients. Related parties may invest in such structured transactions.

Certain services are charged to the Company from its related parties under the Services and Expense Agreement. These services include, but are not limited to administrative, compliance, legal, business and operations personnel, premises, human resources, information technology, systems and office administration.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $5,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, net capital was $27,043,272, an excess of $27,006,315, and the ratio of aggregate indebtedness to net capital was 0.02 to 1.

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to corporate finance, merger and acquisition, and divestiture and investment advice services.

6. Subsequent Events

Management has evaluated all subsequent transactions and events after the statement of financial condition date through February 18, 2022, the date the financial statements were available to be issued and has determined that no items require disclosure.